September 22, 2010

Patricia Williams

Financial Analyst

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Meyers Capital Investments Trust

File Nos. 333-149195; 811-22180

Dear Mrs. Williams:

On July 30, 2010, Meyers Capital Investments Trust (the "Registrant") on behalf of the Meyers Capital Aggressive Growth Fund, the sole series of the Registrant, filed Post-Effective Amendment No. 2 to its registration statement under the Securities Act of 1933 on Form N-1A.  On September 20, 2010, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

Prospectus Comments

1.

In the Annual Fund Operating Expenses table, please remove footnote number 2, which describes Other Expenses as estimated from the Other Expenses line item.

Response.  The requested deletion has been made.

2.

Since the adviser refers to small capitalization companies under Principal Investment Strategies, please provide a definition of small capitalization.

Response.  The Prospectus has been revised to include a definition of small capitalization company as one with capitalization below $3 billion.

3.

Following the performance bar chart and table, please remove the description of the Russell 2000 Growth Index.

Response.  The requested deletion has been made.

4.

Under Purchase and Sale of Fund Shares, please remove the sentence "You may purchase shares by written request or through a financial intermediary."

Response.  The requested deletion has been made.

5.

Under Tax Information, please add a disclosure alerting investors that tax deferred accounts may be taxed at a later date.

Response.  The following has been added to the end of the sentence describing tax information.  "However, such distributions may be taxed later upon withdrawal of monies from the plan."

6.

Under the section entitled Management, please confirm that the disclosed changes to the management fee were approved by shareholders prior to the distribution of the Information Statement.

Response.  The Registrant confirms that the disclosed changes to the management fee were approved by shareholders via written consent from shareholders representing approximately 90% of shares outstanding.

7.

Because the Fund charges a $20 wire fee on redemptions paid by wire, please add a disclosure to the Shareholder Fees table.

Response.  The requested addition has been made.

Statement of Additional Information Comments

8.

At the end of the paragraph describing Board Leadership Structure, please expand the disclosure to describe more fully why the Registrant believes its leadership structure protects the interests of the Trust, the Fund and the shareholders.

Response.  The following has been added to the end of the last sentence in the paragraph "because of the Board's collective business acumen and strong understanding of the regulatory framework under which investment companies must operate."

9.

In the paragraph describing the Nominating Committee, please remove the stray reference to Audit Committee.

Response.  The reference to "Audit" has been replaced with "Nominating."

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to deleted authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser